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Exhibit 12.1

Computation of Ratio of Earnings to fixed charges and
Earnings to fixed charges and preferred dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pre-tax income from continuing operations before earnings from equity method investments and other items(1)	$(153,762)	$(250,537)	$(793,786)	$(322,646)	$106,840
Add: Fixed charges as calculated below	348,664	349,041	485,624	671,304	635,277
Add: Distributions of earnings from equity method investments	85,766	32,650	36,766	48,196	49,486
Less: Capitalized interest	(788)	(466)	(263)	(2,501)	(3,994)

Total earnings	$279,880	$130,688	$(271,659)	$394,353	$787,609
Fixed charges:
Interest expense(2)	$345,914	$346,500	$481,116	$666,706	$629,272
Add: Capitalized interest	788	466	263	2,501	3,994
Implied interest component on the company's rent obligations	1,962	2,075	4,245	2,097	2,011

Fixed charges	$348,664	$349,041	$485,624	$671,304	$635,277
Preferred dividends	42,320	42,320	42,320	42,320	42,320

Fixed charges and preferred dividends	$390,984	$391,361	$527,944	$713,624	$677,597
Earnings to fixed charges(3)	—	—	—	—	1.2x
Earnings to fixed charges and preferred dividends(3)	—	—	—	—	1.2x
Explanatory Notes:

(1)
Prior period presentation has been restated to conform to current period presentation.

(2)
For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, interest expense includes $1,126, $31,632, $68,025, $49,177 and $19,760, respectively, of interest expense reclassified to discontinued operations.

(3)
For the years ended December 31, 2011, 2010, 2009 and 2008, earnings were not sufficient to cover fixed charges by $68,784, $218,353, $757,283 and $276,951, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $111,104, $260,673, $799,603 and $319,271, respectively.

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  Exhibit 12.1
Computation of Ratio of Earnings to fixed charges and Earnings to fixed charges and preferred dividends ($ in thousands, except ratios)